UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

HELIOGEN, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

42329W 105

(CUSIP Number)

Eva Davis

Winston & Strawn LLP

333 S. Grand Avenue

Los Angeles, CA 90071-1543

Tel: 1-213-615-1700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 7, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 42329W 105	Page 1 of 6

1.	Name of Reporting Persons. William Gross
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,032,941
	8.	Shared Voting Power 15,910,981
	9.	Sole Dispositive Power 8,032,941
	10.	Shared Dispositive Power 15,910,981

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,943,922 [1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.6% [2]
14.	Type of Reporting Person (See Instructions) IN

[1]	Includes 2,672,612 shares of common stock and 5,360,329 shares issuable upon the exercise of options within 60 days of June 9, 2023, beneficially held by Mr. Gross and with respect to which Mr. Gross has sole voting and dispositive power. Also includes 16,175 shares of common stock held by Idealab Studio, LLC (“Idealab Studio”) and 414,363 shares of common stock held by The Gross Goodstein Living Trust, dated April 18, 2006 (“Gross Trust”), of which Mr. Gross and Marcia Goodstein (Mr. Gross’s wife) are co-trustees and may be deemed to share voting and dispositive power. The Gross Trust owns a majority of the class of securities entitled to elect two managers to Idealab Studio’s board of managers. Mr. Gross is the chairman and chief executive officer of Idealab Studio. Also includes 15,480,443 shares of common stock held by Idealab Holdings, LLC (“Idealab Holdings”). Idealab Holdings is a wholly owned subsidiary of Idealab, a California corporation (“Idealab”). Idealab is managed by a board of directors consisting of Mr. Gross, Marcia Goodstein and Renee LaBran, and no single person has voting or dispositive authority over the securities reported herein. Mr. Gross may be deemed to share beneficial ownership of the securities held by Idealab Holdings. Each of the foregoing persons disclaims beneficial ownership of such securities except to the extent of his or her pecuniary interest therein.

[2]	This percentage is calculated based upon 198,299,649 shares of common stock of the Issuer outstanding as of June 1, 2023, as reported in the Schedule 14A filed by Heliogen, Inc., a Delaware corporation (the “Issuer”), with the Securities and Exchange Commission on June 7, 2023, plus 2,543,587 shares of Common Stock subsequently issued upon the exercise of options held by Mr. Gross through June 9, 2023 and 5,360,329 shares of Common Stock issuable upon the exercise of options held by Mr. Gross within 60 days of June 9, 2023.

CUSIP 42329W 105	Page 2 of 6

1.	Name of Reporting Persons. Idealab Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 15,480,443
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 15,480,443

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,480,443 [1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.7%[2]
14.	Type of Reporting Person (See Instructions) OO

[1]	Includes 15,480,443 shares of common stock held by Idealab Holdings. Idealab Holdings is a wholly owned subsidiary of Idealab. Idealab is managed by a board of directors consisting of Bill Gross, Marcia Goodstein (Mr. Gross’s wife) and Renee LaBran, and no single person has voting or dispositive authority over the securities reported herein. Mr. Gross may be deemed to share beneficial ownership of the securities held by Idealab Holdings. Each of the foregoing persons disclaims beneficial ownership of such securities except to the extent of his or her pecuniary interest therein.

[2]	This percentage is calculated based upon 198,299,649 shares of common stock of the Issuer outstanding as of June 1, 2023, as reported in the Schedule 14A filed by the Issuer with the Securities and Exchange Commission on June 7, 2023, plus 2,543,587 shares of Common Stock subsequently issued upon the exercise of options held by Mr. Gross through June 9, 2023.

CUSIP 42329W 105	Page 3 of 6

1.	Name of Reporting Persons. Idealab
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 15,480,443
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 15,480,443

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,480,443[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.7%[2]
14.	Type of Reporting Person (See Instructions) HC, CO

[1]	Includes 15,480,443 shares of common stock held by Idealab Holdings. Idealab Holdings is a wholly owned subsidiary of Idealab. Idealab is managed by a board of directors consisting of Bill Gross, Marcia Goodstein (Mr. Gross’s wife) and Renee LaBran, and no single person has voting or dispositive authority over the securities reported herein. Mr. Gross may be deemed to share beneficial ownership of the securities held by Idealab Holdings. Each of the foregoing persons disclaims beneficial ownership of such securities except to the extent of his or her pecuniary interest therein.

[2]	This percentage is calculated based upon 198,299,649 shares of common stock of the Issuer outstanding as of June 1, 2023, as reported in the Schedule 14A filed by the Issuer with the Securities and Exchange Commission on June 7, 2023, plus 2,543,587 shares of Common Stock subsequently issued upon the exercise of options held by Mr. Gross through June 9, 2023.

CUSIP 42329W 105	Page 4 of 6

1.	Name of Reporting Persons. Continuum Renewables, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

CUSIP 42329W 105	Page 5 of 6

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) amends the Schedule 13D filed on June 1, 2022, as amended on February 16, 2023 and March 28, 2023 and as further amended and restated on April 13, 2023 (as amended, this “Schedule 13D”), by William Gross, Idealab, a California corporation (“Idealab”), and Idealab Holdings, LLC, a Delaware corporation (“Idealab Holdings”). This Amendment No. 4 is being filed to report additional transactions in shares of Common Stock since April 13, 2023 and to correct an error with respect to the number of Common Shares deemed to be outstanding for purposes of calculating beneficial ownership in accordance with Rule 13d-3 under the Exchange Act.

Capitalized terms used but not defined in this Amendment No. 4 shall have the meanings set forth in this Schedule 13D. Except as specifically amended by this Amendment No. 4, this Schedule 13D is unchanged.

Item 3.	Source and Amount of Funds

Mr. Gross, Idealab Holdings and Idealab Studio acquired 1,589,488 shares, 15,341,231 shares, and 1,086,882 shares, respectively, of Common Stock (the “Merger Shares”) of the Issuer pursuant to the Business Combination Agreement, dated July 6, 2021 (the “Business Combination Agreement”), by and among Athena Technology Acquisition Corp. (“Athena”), HelioMax Merger Sub Inc., a wholly owned subsidiary of Athena (“Merger Sub”), and Heliogen, Inc. (“Legacy Heliogen”) in exchange for Legacy Heliogen shares. As a result of the Merger (as defined below), Mr. Gross also received options exercisable, subject to vesting, for an aggregate of 19,355,655 shares of Common Stock of the Issuer in exchange for options to purchase shares of Legacy Heliogen. Pursuant to the terms of the Business Combination Agreement, a business combination of Legacy Heliogen and Athena was effected by the merger of Merger Sub with and into Legacy Heliogen, with Legacy Heliogen surviving as a wholly owned subsidiary of Athena (the “Merger). Through February 5, 2023, 9,570,040 of the options referred to above were vested. On February 5, 2023, the remaining unvested options were forfeited.

On February 7, 2022, Idealab NY, Inc., a Delaware corporation, distributed 24,801 shares of Common Stock of the Issuer to Idealab Holdings as part of a pro rata distribution to its shareholders for no consideration.

On June 6, 2022, Mr. Gross purchased 13,124 shares of Common Stock in the open market for a weighted average price of $3.74 per share from personal funds. On June 14, 2022, Mr. Gross purchased 20,000 shares of Common Stock in the open market for a weighted average price of $2.47 per share from personal funds.

Effective September 6, 2022, Idealab Studio distributed 1,070,707 shares of Common Stock of the Issuer in a pro rata distribution to its members for no consideration. As a result of the distribution, the Gross Trust received 414,363 shares of Common Stock and Idealab Holdings received 114,411 shares of Common Stock.

On November 18, 2022, Mr. Gross purchased 50,000 shares of Common Stock in the open market for $1 per share from personal funds.

On April 12, 2023, Mr. Gross purchased 1,000,000 shares of Common Stock upon the exercise of vested options at an exercise price of $0.09 per share in cash paid from personal funds.

From May 17, 2023 to June 9, 2023, Mr. Gross purchased an aggregate of 3,209,710 shares of Common Stock upon the exercise of vested options at an exercise price of $0.09 per share in cash paid from personal funds. In addition, following the completion of purchases on each date that a purchase was made, Mr. Gross sold a number of shares of Common Stock equal to the number purchased on that date in the open market for a weighted average price of $0.25 per share. Following the aforementioned exercises, Mr. Gross no longer holds any vested options with an exercise price of $0.09 per share.

CUSIP 42329W 105	Page 6 of 6

Item 5.	Interest in Securities of the Issuer.

(a)-(b)     See responses to Item 5 on each cover page.

(c)	Except as set forth on Appendix A to this Amendment No. 4, the Reporting Persons have not engaged in any transactions in the Issuer’s Common Stock since the most recent filing of this Schedule 13D, which occurred within the past sixty days, through June 9, 2023.

(d)	To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e)	Not applicable.

As a result of the Proposal, the Reporting Persons may be deemed to have formed a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, and Rule 13d-5(b)(1) thereunder, with Prime Mover Lab Fund I, LP, a Delaware limited partnership (“PML”), and/or certain affiliates of each. Accordingly, the “group” may be deemed to beneficially own (and may be deemed to have shared voting and dispositive power over) an aggregate of 47,889,699 shares of Common Stock (including 5,360,329 shares issuable upon the exercise of options within 60 days of June 9, 2023 beneficially held by Mr. Gross and with respect to which Mr. Gross has sole voting and dispositive power), representing approximately 23.2% of the outstanding shares of Common Stock as of June 1, 2023, reported as 198,299,649 in the Schedule 14A filed by the Issuer with the Securities and Exchange Commission on June 7, 2023, plus 2,543,587 shares of Common Stock subsequently issued upon the exercise of options held by Mr. Gross through June 9, 2023 and 5,360,329 shares of Common Stock issuable upon the exercise of options held by Mr. Gross within 60 days of June 9, 2023. The number of shares of Common Stock that may be beneficially owned by PML and/or certain affiliates is based solely on the Schedule 13D/A filed by PML with the Securities and Exchange Commission on April 13, 2023. The filing of this Amendment No. 4 shall not be deemed an admission that the Reporting Persons are members of a “group” for purposes of Section 13(d) of the Exchange Act.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 9, 2023

/s/ William Gross
WILLIAM GROSS

Idealab Holdings, LLC

By its managing member, Idealab, a California corporation

By:	/s/ Marcia Goodstein
Name: Marcia Goodstein
Title: President

IDEALAB, a California corporation

By:	/s/ Marcia Goodstein
Name: Marcia Goodstein
Title: Chief Executive Officer

CONTINUUM RENEWABLES, INC.

By:	/s/ Paul Browning
Name: Paul Browning
Title: Chief Executive Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)

Appendix A

TRANSACTIONS

 The following table sets forth all transactions with respect to the Common Stock effected since the most recent filing of this Schedule 13D through June 9, 2023 by the Reporting Persons or on behalf of the Reporting Persons in respect of the shares of Common Stock.

Date	Effected By	Nature of Transaction	Quantity	Price
5/17/2023	William Gross	Purchase Option Exercise	153,069	$0.09
5/17/2023	William Gross	Open Market Sale	153,069	$0.29 (1)
5/18/2023	William Gross	Purchase Option Exercise	340	$0.09
5/18/2023	William Gross	Open Market Sale	340	$0.28
5/23/2023	William Gross	Purchase Option Exercise	94,826	$0.09
5/23/2023	William Gross	Open Market Sale	94,826	$0.26 (2)
5/24/2023	William Gross	Purchase Option Exercise	56,523	$0.09
5/24/2023	William Gross	Open Market Sale	56,523	$0.26 (3)
5/25/2023	William Gross	Purchase Option Exercise	335,653	$0.09
5/25/2023	William Gross	Open Market Sale	335,653	$0.26 (4)
5/30/2023	William Gross	Purchase Option Exercise	300	$0.09
5/30/2023	William Gross	Open Market Sale	300	$0.26
6/1/2023	William Gross	Purchase Option Exercise	25,412	$0.09
6/1/2023	William Gross	Open Market Sale	25,412	$0.26 (5)
6/2/2023	William Gross	Purchase Option Exercise	3,587	$0.09
6/2/2023	William Gross	Open Market Sale	3,587	$0.26
6/5/2023	William Gross	Purchase Option Exercise	91,463	$0.09
6/5/2023	William Gross	Open Market Sale	91,463	$0.25 (6)
6/6/2023	William Gross	Purchase Option Exercise	210,239	$0.09
6/6/2023	William Gross	Open Market Sale	210,239	$0.24 (7)
6/7/2023	William Gross	Purchase Option Exercise	1,559,530	$0.09
6/7/2023	William Gross	Open Market Sale	1,559,530	$0.25 (8)
6/8/2023	William Gross	Purchase Option Exercise	204,255	$0.09
6/8/2023	William Gross	Open Market Sale	204,255	$0.22 (9)
6/8/2023	William Gross	Purchase Option Exercise	474,513	$0.09
6/8/2023	William Gross	Open Market Sale	474,513	$0.23 (10)

(1) The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.28 to $0.29, inclusive. Mr. Gross undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in footnotes (1) through (10) to this Appendix A.

(2) The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.26 to $0.27, inclusive.

(3) The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.26 to $0.27, inclusive.

(4) The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.26 to $0.27, inclusive.

(5) The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.26 to $0.26, inclusive.

(6) The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.24 to $0.26, inclusive.

(7) The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.23 to $0.25, inclusive.

(8) The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.24 to $0.27, inclusive.

(9) The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.21 to $0.24, inclusive.

(10) The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.23 to $0.24, inclusive.